UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

ClearPoint Neuro, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

55347P209

(CUSIP Number)

Mark E. Boulding

Executive Vice President and Chief Legal Officer

PTC Therapeutics, Inc.

500 Warren Corporate Center Drive

Warren, NJ 07059

(908) 222-7000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 23, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55347P209

1.	Names of Reporting Persons PTC Therapeutics, Inc.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 894,578

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 894,578

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 894,578

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.24% (1)

14.	Type of Reporting Person (See Instructions) CO

(1)	Based on 27,595,699 shares of the Common Stock calculated based on 27,595,699 shares of the Common Stock outstanding as of July 31, 2024, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, filed with the United States Securities and Exchange Commission (the “SEC”) on August 7, 2024.

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Item 1. Security and Issuer.

This Amendment No. 4 amends the statement on Schedule 13D originally filed with the SEC on May 24, 2019, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on January 31, 2020, Amendment No. 2 to Schedule 13D filed with the SEC on March 2, 2021, and Amendment No. 3 to Schedule 13D filed with the SEC on June 15, 2023 (together, this “Schedule 13D”). This Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of ClearPoint Neuro, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive office is 120 S. Sierra Ave., Suite 100, Solana Beach, California 92075.

PTC Therapeutics, Inc., a Delaware corporation (“PTC”), is filing this Amendment No. 4 to the Schedule 13D to report the decrease in the percentage of the Common Stock of the Issuer beneficially owned by PTC due to the repayment of a senior secured convertible note on August 23, 2024 having a principal amount of $10,000,000 (the “PTC Note”), which PTC Note was previously acquired by PTC as previously reported on January 31, 2020, subject to adjustment as provided in the PTC Note.

As a result of the repayment of the PTC Note described herein, on August 23, 2024, PTC ceased to be the beneficial owner of more than five percent of the Issuer’s outstanding Common Stock. The filing of this Amendment No. 4 represents the final amendment to this Schedule 13D and constitutes an exit filing for PTC.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended as follows:

The principal business address of PTC is 500 Warren Corporate Center Drive, Warren, NJ 07059.

Item 3. Source and Amounts of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended as follows:

On August 23, 2024, the outstanding principal amount of the PTC Note, together with any accrued and unpaid interest thereon, was repaid in full by the Issuer and the PTC Note was cancelled. As a result, PTC is no longer the beneficial owner of 1,666,667 shares of Common Stock of the Issuer, which represented the maximum number of shares of Common Stock of the Issuer that could be issued to PTC in connection with the conversion of the PTC Note.

Item 4. Purpose of Transaction.

The information set forth in Item 3 to this Amendment No. 4 is incorporated by reference into this Item 4.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended as follows:

(a) As of the date of this Schedule 13D, PTC beneficially owned 894,578 shares of Common Stock of the Issuer previously acquired by PTC as previously reported on May 24, 2019, March 2, 2021 and June 15, 2023. Based on 27,595,699 shares of Common Stock of the Issuer, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, filed with the SEC on August 7, 2024, the shares of Common Stock of the Issuer beneficially owned by PTC constituted 3.24% of the outstanding shares of Common Stock.

(b) PTC has sole voting power and dispositive power with respect to all shares of Common Stock of the Issuer that it beneficially owns.

(c) The information contained in Item 3 to this Amendment No. 4 is incorporated by reference into this Item 5.

(d) Not applicable.

(e) PTC ceased to be the beneficial owner of more than five percent of the Issuer’s outstanding Common Stock as of August 23, 2024.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 3 to this Amendment No. 4 is incorporated by reference into this Item 6.

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Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: August 27, 2024	PTC Therapeutics, Inc.

	By:	/s/ Mark E. Boulding
	Name:	Mark E. Boulding
	Title:	Executive Vice President and Chief Legal Officer

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